Exhibit 99.13

ZenaTech Announces the Acquisition of Lescure Engineers Inc. Expanding Drone as a Service (DaaS) to California’s Precision Agriculture and Viticulture Markets

Vancouver, British Columbia, (September 11, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions announces acquisition of Lescure Engineers Inc., an established Santa Rosa, California-based civil engineering and land surveying firm. The acquisition will close by September 12th and will mark ZenaTech’s first Northern California DaaS acquisition, establishing a strategic foothold in one of the nation’s most dynamic precision agriculture, viticulture, and commercial land development markets.

“California’s massive agricultural economy, diverse crops, and labor and water challenges, make it a prime market for ZenaTech’s AI-powered DaaS solutions,” said Shaun Passley, Ph.D., ZenaTech CEO. “By combining Lescure Engineers’ decades of trusted expertise with our AI-powered drone platform, we can bring greater precision, sustainability, and scale to California’s agriculture and viticulture sectors in a way that can transform the landscape of farming.”

Founded in 1979, Lescure Engineers provides full-service civil engineering, land surveying, and development planning solutions, with expertise spanning water and wastewater systems, utility and drainage planning, grading, erosion control, commercial and winery permit applications, construction and subdivisions. Sustainability is central to Lescure Engineers’ approach, integrating long-term environmental and water management considerations into every project.

California, home to nearly 90% of US vineyard acreage, is a high-growth market for drone-enabled precision agriculture. ZenaTech’s DaaS platform enables vineyard and farming customers to deploy autonomous AI drones for aerial imaging, precision spraying, irrigation analytics, and wildfire monitoring, without the need to purchase hardware, hire pilots, or manage regulatory approvals.

This will be the ninth US acquisition toward ZenaTech’s goal of acquiring and establishing 25 Drone-as-a-Service locations by mid-next year. The company’s DaaS model provides flexible, on-demand subscription or pay-per-use access to drone services for surveying, inspections, automation, and more, eliminating the need to invest in drone hardware and software, pilots, maintenance, or regulatory compliance. The company is acquiring land surveying and other businesses ripe for drone innovation, to advance its national vision for a scalable, tech-enabled multiservice drone business anchored by existing customers and recurring revenue.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology solutions company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing for mission-critical business and government applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, precision, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.